UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Changes in Management

On December 14, 2021, Xavier Montagne, the Chief Technology Officer of Vision Marine Technologies Inc. (the “Company”), was appointed by the board of directors of the Company to the additional role of Chief Operating Officer.

Patrick Bobby, co-founder, director and formerly the Chief Operating Officer of the Company, accepted a newly created role as head of the Company’s Performance & Special Projects division.

Press Release

Attached as Exhibit 99.1 is our press release of December 17, 2021, entitled, “Xavier Montagne Appointed to Chief Operating Officer of Vision Marine Technologies, Inc.”

Exhibits

Exhibit No.	Exhibit
99.1	Press release, dated December 17, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: December 17, 2021	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer